Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Ironwood Pharmaceuticals, Inc. for the registration of shares of its Class A Common Stock, Preferred Stock, Warrants, Units and Debt Securities and to the incorporation by reference therein of our reports dated February 13, 2020, with respect to the consolidated financial statements of Ironwood Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Ironwood Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 5, 2020